UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20349


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                       AMASYS CORPORATION
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           023113103
                         (CUSIP Number)

                       Irapil Corporation
                      115 East 57th Street
                        11th Floor,  #141
                       New York, NY 10022
                        Attn.:  President
                          212-531-6244

(Name,  Address, Telephone Number of Person Authorized to Receive
Notices and Communications)


                         March 27, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box   O

Check the following box if a fee is being paid with the statement O A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                               SCHEDULE 13D

CUSIP No.  023113103

1  NAME OF FILING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Irapil Corporation
     42-1698769

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS *

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(d)

6  CITIZENSHIP OR PLACE OR ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            WITH
    7  SOLE VOTING POWER

         1,960,000*

    8  SHARED VOTING POWER

         0

    9  SOLE DISPOSITIVE POWER

         1,960,000*

   10  SHARED DISPOSITIVE POWER

         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON

     1,960,000*

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       47%*

14 TYPE OF FILING PERSON

       CO

* Irapil Corporation owns 196,000 of Series A Preferred Stock of the Issuer, which may be converted into 1,960,000 shares of Common
 Stock at the election of Irapil Corporation.

     Item 1.     Security and Issuer
                 -------------------

           The  class  of  equity securities to which  this  statement relates  is  the  Common Stock, par value  $.01  per  share  (the

     "Common Stock"), of the Issuer.  The Issuer's principal executive offices  are  located  at 625 N. Washington  Street,  Suite  301,

     Alexandria, VA 22314.


     Item 2.   Identity and Background
               ------------------------

           Irapil  Corporation is a Delaware corporation.  Its principal business is holding, monitoring and maximizing the return to its stockholders with respect to the Series A Preferred Stock, no par

     value  (the  "Series  A Preferred Stock"), of  the  Issuer.   The

     principal business address of Irapil Corporation is 115 East 57th

     Street, 11th Floor, #141, New York, NY 10022.

           The sole common stockholder, director and executive officer of Irapil Corporation is Andrew S. Zamfotis, an investment banker and  financial  consultant with an office at the  above  address.

     Mr.  Zamfotis  also  owns 11 shares of preferred  stock,  no  par value, of Irapil Corporation (the "Irapil Preferred Stock").

           During the last five years, neither Irapil Corporation  nor

     Mr.  Zamfotis  (i)  has been convicted in a  criminal  proceeding

     (excluding  traffic violations or similar misdemeanors)  or  (ii)

     has  been  a  party  to  a  civil proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result  of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities  subject  to,  federal or  state  securities  laws  or finding any violation with respect to such laws.

          Mr. Zamfotis is a citizen of the United States of America.



     Item 3.   Source and Amount of Funds or Other Consideration
               -------------------------------------------------

          Irapil Corporation derived the funds for the purchase of the

     Issuer's  Series A Preferred Stock reported herein from the  sale by  Irapil  Corporation to Tepco Limited of  510  shares  of  the

     Irapil  Preferred Stock for a purchase price of $510,000.   Tepco

     Limited  has  an  office  in  Hamilton,  Bermuda,  and  its  sole

     stockholder,  director  and officer is Ian  Gordon.   The  Irapil

     Preferred  Stock is non-voting, has a liquidation  preference  of

     $1,000  per share and is entitled to a cumulative annual dividend of $60 per share.

          In  addition to issuing to it shares of the Irapil Preferred

     Stock as described, Irapil Corporation issued to Tepco Limited  a non-transferable  warrant (the "Warrant") to purchase  shares  of

     Irapil  common  stock,  no  par value  ("Irapil  Common  Stock"),

     representing  up  to 98% of the Irapil Common Stock  outstanding.

     The  Warrant is exercisable from September 1, 2006 through  March

     27,  2011 at a price of $1 per share of Irapil Common Stock, such price  to be equitably adjusted upon the occurrence of any  of  a number of specified events.



     Item 4.   Purpose of Transaction.
               -----------------------

          Irapil  Corporation  intends to exercise  its  rights  as  a holder  of the Series A Preferred Stock and to realize the  value

     thereof.   To that end, Irapil Corporation proposes to defer  for

     the  present  formulating  or  pursuing  any  specific  plans  or proposals  pending the resolution of the matters  raised  by  the

     Securities and Exchange Commission in the wake of its  review  of the  Issuer's most recent Annual Report on Form 10-K and  pending the  Issuer's determination of whether it will seek to  liquidate

     its   assets,  which  it  has  previously  announced   is   under

     consideration.  In all events, Irapil Corporation believes  that,

     to  be  able directly influence the Issuer, it would be necessary for Irapil Corporation to convert the Series A Preferred Stock that it owns into Common Stock of the Issuer.

                Other than the foregoing, Irapil Corporation does  not

     currently have any plans or  proposals which relate to  or  would result  in:  (a)  the  acquisition by any  person  of  additional securities of the Issuer or the disposition of securities of  the

     Issuer;  (b) an extraordinary  corporate transaction, such  as  a merger,  reorganization or liquidation, involving the  Issuer  or any  of  its  subsidiaries; (c) a sale or transfer of a  material amount  of  assets of the Issuer or any of its subsidiaries;  (d)

     any change in the present board of directors or management of the

     Issuer, including any plans or proposals to change the number  or term  of  directors  or to fill any  existing  vacancies  on  the board;  (e) any material change in the present capitalization  or dividend  policy of the Issuer; (f) any other material change  in the  Issuer's business or  corporate  structure; (g)  changes  in the  Issuer's articles of incorporation, constitution, bylaws  or

     instruments   corresponding thereto or other  actions  which  may

     impede  the  acquisition of control of the Issuer by any  person;

     (h)  causing  a class of securities of the Issuer to  be  deleted from a national  securities exchange or to cease to be authorized or  quoted  in  an inter-dealer quotation system of a  registered national securities association; (i) a class of equity securities of  the  Issuer becoming eligible for termination of registration pursuant  to Section 12(g)(4) of the Exchange  Act;  or  (j)  any

     action similar to any of those enumerated above.

          In  the future, Irapil Corporation may determine to purchase additional shares of the Issuer's capital stock or may  determine

     to   sell  shares  of  the  Issuer's  capital  stock.   Any  such

     determination will depend on a number of factors.



     Item 5.     Interest in the Securities of the Issuer
                 ----------------------------------------

           (a)  and  (b)  The  Issuer's total issued  and  outstanding capital  stock  comprises 2,207,350 shares of  Common  Stock  and

     196,000  shares of Series A Preferred Stock.  Irapil  Corporation owns  196,000 shares, or 100% of the shares of such class,  which is  convertible in whole at one time or in part from time to time into  1,960,000 shares of the Issuer's Common Stock, which  would

     represent  47%  of  the outstanding Common Stock.   Thus,  Irapil

     Corporation  is  deemed to beneficially own 1,960,000  shares  of

     Common Stock.

                (c)  Irapil  Corporation acquired the  shares  of  the

     Series A Preferred Stock from Sutter Opportunity Fund 3, LLC,  on

     March   27,  2006  for  $500,000.   There  have  been  no   other

     transactions in the Common Stock or Series A Preferred Stock that were  effected by or on behalf of Irapil Corporation in the  past

     60 days.

               (d) Not applicable.

               (e) Not applicable.



     Item 6.   Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer
               ------------------------------------------------------

           There  are  no  contracts, arrangements, understandings  or relationships (legal or otherwise) between the persons  named  in item 2 and between such persons and any other person with respect to  any  securities  of the Issuer.  Should  the  holder  thereof exercise  the Warrant in its entirety, it would gain  control  of

     Irapil Corporation.  Should such holder exercise such control  of

     Irapil Corporation, it would gain effective voting control of the shares of Series A Preferred Stock.



     Item 7.     Material To Be Filed As Exhibits
                 --------------------------------

             Set  forth  below  are  all  exhibits  attached  to  this

     statement:

               Exhibit
               -------

                                None

                                SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  April 4, 2006

     IRAPIL CORPORATION


     By:   /S/ ANDREW S. ZAMFOTIS
           -----------------------
           Andrew S. Zamfotis
           President